EXHIBIT 99.2
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                                                                        SFK PATE
[GRAPHIC OMITTED]                                                       --------
[LOGO - ABITIBI CONSOLIDATED]                                           [S F K]
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                                                                        SFK PULP

PRESS RELEASE

FOR IMMEDIATE RELEASE


         ABITIBI-CONSOLIDATED SELLS REMAINING INTEREST IN SFK PULP FUND

       SFK PULP FUND ANNOUNCES $118.5 MILLION BOUGHT DEAL EQUITY OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

MONTREAL, FEBRUARY 10, 2004 - Abitibi-Consolidated Inc. (TSX: A; NYSE: ABY) and SFK Pulp Fund (TSX: SFK.UN) announced today that SFK will be issuing 14,812,500 units of the Fund on a bought deal basis priced at $8.00 per unit for gross proceeds of approximately $118.5 million, before commissions and expenses. Net proceeds of the offering will be used by the Fund to purchase Abitibi-Consolidated's remaining interest in SFK Pulp General Partnership. Proceeds received by Abitibi-Consolidated will be used for the repayment of outstanding debt and general corporate purposes.

         The Fund will file a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada in connection with the proposed public offering. The offering is being underwritten by a syndicate led by CIBC World Markets Inc. and Scotia Capital Inc. The transaction is scheduled to close on or about February 27, 2004 and is subject to certain conditions including the approval of Canadian securities regulatory authorities.

         Following the offering, Abitibi-Consolidated will no longer have a continuing interest in SFK Pulp General Partnership.

         ABOUT SFK PULP FUND
         -------------------

         Through SFK Pulp General Partnership, SFK Pulp Fund operates a mill located in Saint-Felicien, Quebec, approximately 450 kilometers north of Montreal in the Lac-Saint-Jean region and employs approximately 325 people. The mill has an annual production capacity of 350,000 metric tonnes of NBSK pulp and is one of the lowest-costs producers of NBSK pulp in Canada. The mill supplies NBSK pulp to various sectors of the paper industry in Canada, the United States and in Europe for use in specialty products.

         ABOUT ABITIBI-CONSOLIDATED INC.
         -------------------------------

         Abitibi-Consolidated Inc. is the world's leading producer of newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of $4.8 billion in 2003. With 16,000 employees, excluding Pan Asia Paper Co. Pte Ltd. (PanAsia), the Company does business in more than 70 countries. Responsible for the forest management of 18 million hectares, Abitibi-Consolidated is committed to the sustainability of the natural resources in its care. The Company is also the world's largest recycler of newspapers and magazines, serving 17 metropolitan areas with more

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than 10,000 Paper Retriever(R) collection points and 14 recycling centers in
Canada, the United States and the United Kingdom. Abitibi-Consolidated operates 27 paper mills, 21 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand.

THE SECURITIES OFFERED AS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

                                     - 30 -



FOR FURTHER INFORMATION:

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
Abitibi-Consolidated Inc.:                      SFK Pulp Fund:

Investors:                                      Investors and Analysts:
Lorne Gorber, Manager, Investor Relations       Paul Bourque, Vice-President, Finance
(514) 394-2360                                  (418) 679-8585, ext. 4600
lorne_gorber@abitibiconsolidated.com
                                                Media and Others:
Media:                                          Michel Lemay, Optimum Public Relations
Marc Osborne, Manager, Corporate                (514) 282-4725
 Communications and Media Relations
(514) 394-2340
marc_osborne@abitibiconsolidated.com
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